                                 PRESS RELEASE


                                                                          , 1998

                            AT&T CAPITAL CORPORATION
                        OFFERS TO PURCHASE FOR CASH, AND
                      SOLICITS THE CONSENT OF HOLDERS OF,
                   TRUST PREFERRED SECURITIES'sm' (TOPRS'sm') OF
                             CAPITA PREFERRED TRUST

                                                                                                    PURCHASE PRICE
                                TITLE OF SECURITY                                   CUSIP NUMBER      PER SHARE
---------------------------------------------------------------------------------   ------------    --------------
9.06% Trust Originated Preferred Securities (Liquidation Amount
  $25 per Trust Preferred Security) of Capita Preferred Trust....................     139710206        $
                                                                                    ------------    --------------
                                                                                    ------------    --------------

     AT&T Capital Corporation ('AT&T Capital' or the 'Company') announced today its offer to purchase any and all outstanding 9.06% Trust Originated Preferred Securities (Liquidation Amount $25 per Trust Preferred Security) (the 'Trust Preferred Securities' or 'Securities') of Capita Preferred Trust, upon the terms and subject to the conditions set forth in the Offer to Purchase and Consent
Solicitation, dated                , 1998, and the related Letter of Transmittal
and Consent (together, the 'Offer'). Capitalized terms used and not defined herein shall have the meanings ascribed to them in the Offer to Purchase and Consent Solicitation.


     The Company also announced that it is soliciting consents from the holders of record of Securities as of July 20, 1998, for proposed amendments to (i) the Amended and Restated Limited Partnership Agreement of Capita Preferred Funding L.P. (the 'Limited Partnership Agreement') that provide for an early redemption of partnership preferred securities issued thereunder and (ii) the indentures of AT&T Capital and two of its wholly-owned subsidiaries (the 'Indentures') that provide for early redemptions of the debentures issued thereunder. AT&T Capital is the sole general partner of Capita Preferred Funding L.P.


     Concurrently with AT&T Capital's purchase of shares in the Offer and adoption of the Proposed Amendments, AT&T Capital will, and will cause each of its controlled affiliates to, exercise their respective optional redemption rights under the Limited Partnership Agreement and the Indentures (each as amended by the Proposed Amendments), which in turn will cause the optional redemption of any and all Trust Preferred Securities that have not been validly tendered in the Offer.

     The Offer will expire at 5 p.m. New York time on                , 1998,
unless otherwise extended.

     The Offer is conditioned upon, among other things, the receipt by AT&T Capital of consents to the Proposed Amendments from holders of record of Trust Preferred Securities representing not less than a majority in liquidation amount of all of the outstanding Trust Preferred Securities. Holders of Securities as of the Record Date who wish to tender their Securities must consent to the Proposed Amendments.

     The Trust Preferred Securities will be purchased at $      per Security
(the 'Purchase Price'), plus an amount equal to any accrued and unpaid distribution accumulated on each tendered Security up to but not including the Payment Date, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and Consent Solicitation. Holders of Trust Preferred Securities who do not tender their Securities in the Offer
will receive a redemption price of $      per Security (the 'Redemption Price'),
plus an amount equal to any accrued and unpaid distribution accumulated on each redeemed Security up to but not including the Payment Date, net to the seller in cash. The Redemption Price is less than the Purchase Price being offered by AT&T Capital for the tender of Securities in the Offer. If holders of Securities fail to validly tender their Securities in the Offer and, upon the terms and conditions of the Offer, AT&T Capital accepts for purchase and purchases Securities in the Offer, such non-tendering holders will only receive the Redemption Price for their Securities which have not been validly tendered in the Offer.

     The dealer manager for the Offer is Merrill Lynch & Co. The information agent is Georgeson & Company Inc. Questions or requests for assistance may be directed toll-free to the information agent at (212) 440-9800 or to Merrill Lynch at (888) 654-8637.


     AT&T Capital is a wholly-owned subsidiary of Newcourt Credit Group Inc. ('Newcourt'). Newcourt is one of the world's leading sources of asset-backed financing serving the corporate commercial and institutional markets with owned and managed assets of US$22.4 billion (C$31.9 billion) and a global distribution capability in 24 countries. The Trust Preferred Securities trade on the New York Stock Exchange under the symbol 'TCD'.


                                   # # # # #

                                IMPORTANT NOTES:

     This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Offer is made solely by the Offer to Purchase and
Consent Solicitation, dated                , 1998, and the related Letter of
Transmittal and Consent and is not being made to (nor will tenders be accepted from or on behalf of) owners of Securities residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction, the laws of which require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed made on behalf of AT&T Capital by Merrill Lynch & Co. or one or more registered brokers or dealers licensed under the laws of such jurisdiction.